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                                 April 1, 1997



VIA EDGAR AND VIA FEDERAL EXPRESS



U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

           Re:  CKS GROUP, INC.
                WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3
                FILE NO. 333-18085

Ladies and Gentlemen:

        CKS Group, Inc. (the "Company") filed a Registration Statement on Form S-3 (File No. 33-18085) with the Securities and Exchange commission (the "Commission") on December 17, 1996 (the "Form S-3"). The Form S-3 was intended to register the resale of shares of Common Stock which the Company expected to issue to Donovan & Green, Inc. ("D&G") in connection with the closing of the acquisition (the "Acquisition") of the assets of D&G pursuant to an Asset Purchase Agreement dated October 4, 1996 between the Company, D&G and the shareholders of D&G (the "Purchase Agreement"). The Common Stock was to be issued to D&G without registration in reliance on Section 4(2) of the Securities Act of 1933, as amended. The filing of the Form S-3 was intended to permit the resale of such Common Stock by D&G.

        The Company hereby requests that the Commission withdraw the Form S-3. The Form S-3 is being withdrawn due to the fact that on December 30, 1996, subsequent to the filing of the Form S-3, the Purchase Agreement was amended such that no shares of Common Stock the Company were issued to D&G in connection with the closing of the Acquisition. In lieu of the Common Stock which was to be issued at the closing of the Acquisition, the Company made an additional cash payment to D&G. Accordingly, the Form S-3 is not needed because the shares of Common Stock which were to be resold pursuant to the Form S-3 have not been issued.

        The Company may issue shares of Common Stock to D&G in the future pursuant to earnout payment provisions contained in the Purchase Agreement. In the event that such shares are issued, the Company may file a new registration statement on Form S-3 to register the resale of such shares.

        Please stamp the enclosed additional copy of this letter with the date of receipt and return it to the undersigned in the envelope provided.




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April 1, 1997
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        If you should have any further questions regarding this request for withdrawal, please do not hesitate to contact me at (408) 366-5100 or Ramsey Hanna of Wilson, Sonsini, Goodrich & Rosati, our legal counsel, at (415) 493-9300.

                                        Very truly yours,

                                        CKS GROUP, INC.



                                        /s/ Robert T. Clarkson
                                        Executive Vice President



cc: Steven C. Duvall, Esq.
    Dorine H. Miller, Esq.
    Rico Vicencio, Esq.
    Frank Zarb, Esq.